Wyrick Robbins Yates & Ponton LLP
ATTORNEYS AT LAW
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May 25, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Vanessa Robertson and Kevin Vaughn

Re:    Cerecor Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 2, 2018

File No. 001-37590

Ladies and Gentlemen:

We write this letter on behalf of our client Cerecor Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 14, 2018.  For ease of review, we have set forth below in italics the comment of the Staff’s letter and have followed the comment with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 83

1.            Please amend your Form 10-K to provide clear conclusory statements as to whether your principal executive and principal financial officers believe your disclosure controls and procedures were or were not effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

The Company acknowledges the Staff’s comment, and as requested, has filed an amended Annual Report on Form 10-K that contains revised disclosure that provides clear conclusory statements as to whether the Company’s principal executive and principal financial officers believe the Company’s disclosure controls and procedures were or were not effective as of the end of the period covered by the report.

In part, the revised disclosure states: “Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2017 our disclosure controls and procedures were designed to, and were effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures as of December 31, 2017.”

*  *  *  *  *

The Company respectfully submits that the foregoing discussion is appropriately responsive to the Staff’s comment.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc: Mariam Morris, Chief Financial Officer, Cerecor Inc.